Exhibit 99.1

Recon Technology, Ltd Reports Financial Year Results for Fiscal Year 2024

BEIJING, October 30, 2024 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today announced its financial results for fiscal year 2024.

Fiscal Year Ended June 30, 2024 Financial Highlights:

-  Total revenue increase by approximately RMB1.7 million ($0.2 million) or 2.6% to RMB68.8 million ($9.5 million) for the year ended June 30, 2024 from RMB67.1million ($9.2 million) for the same period in 2023.

-  Gross profit increased to RMB20.9 million ($2.9 million) for the year ended June 30, 2024, from RMB18.9 million ($2.6 million) for the same period in 2023.

-  Gross margin increased to 30.3% for the year ended June 30, 2024 from 28.1% for the same period in 2023.

-  Net loss was RMB51.4 million ($7.1 million) for the year ended June 30, 2024, a decrease of RMB10.0 million ($1.4 million) from net loss of RMB61.4 million ($8.5 million) for the same period of 2023.

	For the Years Ended
	June 30,
	2024		2023		Increase /(Decrease)		Percentage Change
(in RMB millions, except earnings per share; differences due to rounding)
Revenue	RMB	68.8	RMB	67.1	RMB	1.7	2.6%
Gross profit		20.9		18.9		2.0	10.7%
Gross margin		30.3%		28.1%		2.2%	—
Net loss		(51.4)		(61.4)		(10.0)	(16.3)%
Net loss per share – Basic and diluted		(9.88)		(27.43)		17.55	(64.0)%

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon said, “Fiscal year ended 2024 was a year of change, challenge and opportunity for Recon. As the economy gradually recovers, our established business volume has gradually increased, leading to an overall rise in revenue by the end of fiscal year 2024. Our gross margins improved due to improved management efficiency and the expansion of new business with high gross margins.

We believe that China’s investment and demand in the oil industry will not decrease in the near future, and we believe that there are still many opportunities for growth in the oil industry. Recon will continue to benefit from this trend. We expect a significant increase in the volume of business in the oilfield services segment in the coming year. We are also expanding our business focus from oilfield service segment to broader energy sectors, including carbon-zero opportunities and alternative materials for primary petroleum products. We are actively exploring the chemical recycling business of low-value plastics based on waste treatment and recycling, and have reached preliminary cooperation agreements and market expansion and sales intentions with key upstream and downstream customers. Our drive has always been to maximize the long-term benefits for our company and our shareholders based on our experience and resources in the petrochemical and energy industries.”

Fiscal Year Ended 2024 Financial Results:

Revenue

Total revenues for the year ended June 30, 2024 were approximately RMB68.8 million ($9.5 million), an increase of approximately RMB1.7 million ($0.2 million) or 2.6% from RMB67.1 million ($9.2 million) for the same period in 2023.

-  Revenue from automation product and software increased by RMB0.2 million ($0.03 million) or 0.8%. For the year ended June 30, 2024, affected by temporary changes in market participation requirements from electricity industry customers, our business in the electronic automation segment disrupted and revenue from non-oilfield customers decreased by RMB5.8 million ($0.8 million). However, due to the recovery of oilfield production, sales to oilfield customers increased by RMB6.0 million ($0.8 million). Thus, our revenue from automation product and software business increased slightly overall. We anticipate that revenue from the electronic business will resume and revenue will recover.

-  Revenue from equipment and accessories increased by RMB4.2 million ($0.6million) or 26.0%. The increase in revenue was driven by the continued growth of our oilfield business and the successful expansion of our offshore oilfield services.

-  Revenue from oilfield environmental protection decreased by RMB1.5 million ($0.2 million) or 8.1%. mainly due to a reduction in the volume of oily wastewater provided by customers as their production intensity decreased. In addition, Gansu BHD’ s hazardous waste operation permit expired in July 26, 2023, and the renewal process took longer than expected due to changing government regulations. Production activates were not allowed during this period. As a result, revenue from oily sludge treatment was reduced.

-  Revenue from platform outsourcing services decreased by RMB1.1 million ($0.2million) or 22.4%. The decrease was mainly due to reduced demand from former gas station customers as they upgraded their own online systems and limited cooperation with third parties. During the period, we shifted our target market from gasoline users to diesel users and established partnerships with several major online freight platform customers. We expect the increase in revenue from this segment to gradually form a new business base for the Company.

-  As of June 30, 2024, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Cost of revenue

Cost of revenues decreased from RMB48.2 million for the year ended June 30, 2023 to RMB48.0 million ($6.6 million) for the same period in 2024.

For the years ended June 30, 2023 and 2024, cost of revenue from automation product and software was approximately RMB23.6 million ($3.2 million) and RMB23.9 million ($3.3 million), respectively, representing increase of approximately RMB0.3 million ($0.04 million) or 1.1%. The increase in cost of revenue from automation product and software was primarily attributable to increased revenue of automation products and software.

For the years ended June 30, 2023 and 2024, cost of revenue from equipment and accessories was approximately RMB8.9 million ($1.2 million) and RMB14.1 million ($1.9 million), respectively, representing an increase of approximately RMB5.2million ($0.7million) or 57.6%. The increase in cost of revenue from equipment and accessories was primarily attributable to increased revenue of equipment and accessories.

For the years ended June 30, 2023 and 2024, cost of revenue from oilfield environmental protection was approximately RMB14.0 million ($1.9 million) and RMB9.2 million ($1.3 million), respectively, representing a decrease of approximately RMB4.7 million ($0.6 million) or 33.8%. The decrease in the cost of revenue, mainly drawn from wastewater and oily sludge treatments, was in line with decrease in revenue related to our oily sludge treatment.

For the years ended June 30, 2023 and 2024, cost of revenue from platform outsourcing services was approximately RMB1.7 million ($0.2 million) and RMB0.6 million ($0.1 million), respectively, representing a decrease of approximately RMB1.1 million ($0.2 million) or 63.2%. The primary reasons for the decrease in cost of revenue are the company's efforts to reduce costs through staff layoffs and salary reductions, as well as the discontinuation of server leasing due to the transition from operational to maintenance services.

For the years ended June 30, 2023 and 2024, cost of revenue from chemical recycling was nil and RMB0.1 million ($0.02 million), which was business and sales related tax. As of June 30, 2024, the factory for the chemical recycling is still under construction and has not started production and sales yet.

Gross profit

Gross profit increased to RMB20.9 million ($2.9 million) for the year ended June 30, 2024 from RMB18.9 million ($2.6 million)for the same period in 2023. Our gross profit as a percentage of revenue increased to 30.3% for the year ended June 30, 2024 from 28.1% for the same period in 2023.

- For the years ended June 30, 2023 and 2024, our gross profit from automation product and software was approximately RMB3.0 million ($0.4 million) and RMB3.0 million ($0.4 million), respectively, representing a decrease in gross profit of approximately RMB0.1 million ($0.01million) or 1.7%. The gross margin for automation product and software has remained relatively stable in this period.

- For the years ended June 30, 2023 and 2024, gross profit from equipment and accessories was approximately RMB7.3 million ($1.0 million) and RMB6.4 million ($0.9 million), respectively, representing a slight decrease of approximately RMB0.9 million ($0.1 million) or 12.7%. The reason for the decrease in gross margin is that oilfield customers have adopted a low-cost operating model and tightly controlled budgets, which has narrowed the overall margins of the market. Consequently, we had to resort to lower margins to secure business.

- For the years ended June 30, 2023 and 2024, gross profit from oilfield environmental protection was approximately RMB5.2 million ($0.7 million) and RMB8.3 million ($1.1 million), respectively, representing an increase of RMB3.2 million ($0.4 million) or 61.5%. We have carried out the residual oil recovery service, The business line assists oilfield companies recover residual oils, including aged oil and spilled oil through our unique formula and equipment to enhance the profitability for oilfield companies. This business contributes a relatively high gross margin.

- For the years ended June 30, 2023 and 2024, gross profit from platform outsourcing services was approximately RMB3.4 million ($0.5 million) and RMB3.3 million ($0.5 million), respectively, representing a decrease of approximately RMB0.05 million ($0.01 million) or 1.5%, The gross margin for platform outsourcing services has remained relatively stable in this period

For the years ended June 30, 2023 and 2024, gross profit losses from chemical recycling was nil and RMB0.1 million ($0.02 million), respectively. As of June 30, 2024, the factory for the chemical recycling remains under construction and has not started production and sales yet.

Operating expenses

Selling expenses decreased by 2.5%, or RMB0.3 million ($0.04 million), from RMB10.6 million ($1.5 million) in the year ended June 30, 2023 to RMB10.4 million ($1.4 million) in the same period of 2024.

General and administrative expenses decreased by 17.0%, or RMB13.0 million ($1.8 million), from RMB76.8 million ($10.6 million) in the year ended June 30, 2023 to RMB63.8 million ($8.8 million) in the same period of 2024.

Net recovery of credit losses of RMB9.0 million ($1.2 million) for the year ended June 30, 2023 as compared to net provision for credit losses of RMB4.1 million ($0.6 million) for the same period in 2024.

Research and development expenses remained relatively stable with an increase by 62.3%, or RMB5.5 million ($0.8 million) from RMB8.8 million ($1.2 million) for the year ended June 30, 2023 to RMB14.3 million ($2.0 million) for the same period of 2024.

Impairment loss of property and equipment and other long-lived assets decreased by100.0%, or RMB1.0 million ($0.1 million), from RMB1.0 million ($0.1 million) in the year ended June 30, 2023 to nil in the same period of 2024.

Loss from operations

Loss from operations was RMB71.6 million ($9.9 million) for the year ended June 30, 2024, compared to a loss of RMB69.3 million ($9.5 million) for the same period of 2023. This RMB2.3 million ($0.3 million) increase in loss from operations was primarily due to the increase in operating expense as discussed above.

Change in fair value changes of warrant liability

The Company classified the warrants issued in connection with common share offering as liabilities at their fair value and adjusted the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. Gain in change in fair value of warrant liability was RMB6.1 million ($0.8 million) and RMB0.8 million ($0.1million) for the years ended June 30, 2023 and 2024, respectively. On December 14, 2023, we redeemed an aggregate of 17,953,269 (997,404 warrants post 2024 Reverse Split) warrants from the Sellers, and the difference between the repurchase price and fair value of the warrants, a difference of RMB1.7 million ($0.2 million), was recognized as loss in fair value changes of warrant liability. The aforementioned gain of RMB0.8 million ($0.1 million) from fair value changes of warrant liability and the loss of RMB1.7 million ($0.2 million) from fair value changes of warrant liability combine to result in a net loss of RMB0.9 million ($0.1 million) in fair value changes of warrant liability.

Impairment loss on goodwill and intangible assets

The Company recognized the excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill and fair value of identified intangible assets, which is customer relationship as a result of the step acquisition of FGS. In conjunction with the preparation of our consolidated financial statement for years ended June 30, 2023 and 2024, the management performed evaluation on the impairment of goodwill and intangible assets and recorded an impairment loss on goodwill and intangible assets of RMB10.0 million ($1.4 million) and nil for the years ended June 30, 2023 and 2024, respectively. As of June 30, 2023, goodwill and intangible assets of FGS had fully accrued for impairment. The impairment was mainly due to the decision of the major customers to develop their own autonomous unified system and to significantly reduce the procurement of third-party services. This change has had a significant and negative impact on FGS's business model and enterprise value. We are currently working to find new ways and channels of cooperation to enhance the FGS business.

Interest income

Net interest income was RMB21.8 million ($3.0 million) for the year ended June 30, 2024, compared to net interest income of RMB11.1 million ($1.5 million) for the same period of 2023. The RMB10.7 million ($1.5 million) increase in net interest income was primarily due to the increased interest-bearing loans to third parties and increased short-term investments we invested during the year ended June 30, 2024.

Other income (expenses), net.

Other net expenses was RMB0.7 million ($0.1 million) for the year ended June 30, 2024, compared to other net income of RMB0.7 million ($0.1 million) for the same period of 2023. The RMB1.3 million ($0.2 million) decrease other net income was primarily due to a decrease in subsidy income of RMB0.2 million. The decrease in other net income was also attributable to an increase in foreign exchange transaction loss of RMB1.1 million ($0.2 million) due to the fluctuation of exchange rate of RMB against US dollars during the year ended June 30, 2024 compared to the same period of 2023.

Net loss

As a result of the factors described above, net loss was RMB51.4 million ($7.1 million) for the year ended June 30, 2024, a decrease of RMB10.0 million ($1.4 million) from net loss of RMB61.4 million ($8.5 million) for the same period of 2023.

Cash and short-term investment

As of June 30, 2024, we had cash in the amount of approximately RMB110.0 million ($15.1million) and short-term investment in bank fixed income product of approximately RMB88.1 million ($12.1 million). As of June 30, 2023, we had cash in the amount of approximately RMB104.1 million ($14.3 million) and short-term investment in bank fixed income product of approximately RMB184.2 million ($25.3 million).

About Recon Technology, Ltd (“RCON”)

Recon Technology, Ltd (NASDAQ: RCON) is the People’s Republic of China’s first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China’s largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation (“CNPC”), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes “forward-looking statements” within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as “scheduled,” “may,” “will,” “could,” “should,” “would,” “expect,” “believe,” “anticipate,” “project,” “plan,” “estimate,” “forecast,” “goal,” “objective,” “committed,” “intend,” “continue,” or “will likely result,” and similar expressions that concern Recon’s strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon’s operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under “Risk Factors” in Recon’s most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

The Company
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5799
Email: liujia@recon.cn

RECON TECHNOLOGY, LTD

CONSOLIDATED BALANCE SHEETS

	As of June, 30	As of June, 30	As of June, 30
	2023	2024	2024
	RMB	RMB	US Dollars
ASSETS
Current assets
Cash	¥104,125,800	¥109,991,674	$15,135,358
Restricted cash	731,545	848,936	116,817
Short-term investments	184,184,455	88,091,794	12,121,834
Notes receivable	3,742,390	1,341,820	184,641
Accounts receivable, net	27,453,415	38,631,762	5,315,907
Inventories, net	6,330,701	1,128,912	155,343
Other receivables, net	2,185,733	3,352,052	461,258
Other receivables- related parties	—	275,976	37,976
Loans to third parties	123,055,874	208,928,370	28,749,500
Purchase advances, net	2,680,456	5,156,550	709,565
Contract costs, net	49,572,685	48,335,817	6,651,230
Prepaid expenses	350,119	401,586	55,260
Total Current Assets	504,413,173	506,485,249	69,694,689

Property and equipment, net	24,752,864	22,137,940	3,046,282
Construction in progress	—	219,132	30,154
Long-term other receivables, net	3,640	—	—
Operating lease right-of-use assets, net (including ¥335,976 and ¥1,769,840 ($243,538) from a related party as of June 30, 2023 and June 30, 2024, respectively)	2,654,900	23,547,193	3,240,202
Total Assets	¥531,824,577	¥552,389,514	$76,011,327

LIABILITIES AND EQUITY

Current liabilities
Short-term bank loans	¥12,451,481	¥12,425,959	$1,709,869
Accounts payable	10,791,721	10,187,518	1,401,849
Other payables	5,819,010	2,769,685	381,121
Other payable- related parties	2,592,395	2,299,069	316,362
Contract liabilities	2,748,365	1,820,481	250,507
Accrued payroll and employees’ welfare	2,382,516	3,237,164	445,449
Taxes payable	1,163,006	993,365	136,692
Short-term borrowings - related parties	20,018,222	10,002,875	1,376,441
Operating lease liabilities - current (including ¥335,976 and ¥1,775,114 ($244,264) from a related party as of June 30, 2023 and June 30, 2024, respectively)	3,066,146	3,741,247	514,812
Total Current Liabilities	61,032,862	47,477,363	6,533,102

Operating lease liabilities - non-current (including ¥nil and ¥335,976 ($46,232) from a related party as of June 30, 2023 and June 30, 2024, respectively)	25,144	3,971,285	546,467
Long-term borrowings - related party	—	10,000,000	1,376,046
Warrant liability - non-current	31,615,668	6,969	959
Total Liabilities	92,673,674	61,455,617	8,456,574

Commitments and Contingencies

Shareholders’ Equity
Class A ordinary shares, $0.0001 U.S. dollar par value, 500,000,000 shares authorized; 2,306,295 shares and 7,987,959 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	26,932	99,634	13,710
Class B ordinary shares, $0.0001 U.S. dollar par value, 80,000,000 shares authorized; 7,100,000 shares and 7,100,000 shares issued and outstanding as of June 30, 2023 and June 30, 2024, respectively*	4,693	4,693	646
Additional paid-in capital*	580,340,061	681,476,717	93,774,317
Statutory reserve	4,148,929	4,148,929	570,912
Accumulated deficit	(170,440,826)	(220,312,085)	(30,315,952)
Accumulated other comprehensive income	35,127,173	37,136,649	5,110,173
Total Recon Technology, Ltd’ equity	449,206,962	502,554,537	69,153,806
Non-controlling interests	(10,056,059)	(11,620,640)	(1,599,053)
Total shareholders’ equity	439,150,903	490,933,897	67,554,753
Total Liabilities and Shareholders’ Equity	¥531,824,577	¥552,389,514	$76,011,327

*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024 and change in capital structure on March 29, 2024.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended
	June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars

Revenue
Revenue - third parties	¥83,777,571	¥67,114,378	¥68,854,280	$9,474,664
Revenue	83,777,571	67,114,378	68,854,280	9,474,664

Cost of revenue
Cost of revenue - third parties	64,352,834	48,247,395	47,976,836	6,601,832
Cost of revenue	64,352,834	48,247,395	47,976,836	6,601,832

Gross profit	19,424,737	18,866,983	20,877,444	2,872,832

Selling and distribution expenses	10,150,802	10,638,978	10,374,388	1,427,563
General and administrative expenses	83,281,958	76,784,396	63,765,583	8,774,436
Allowance for (net recovery of) credit losses	(658,823)	(9,038,985)	4,086,505	562,322
Impairment loss of property and equipment and other long-lived assets	—	1,009,124	—	—
Research and development expenses	8,964,217	8,806,205	14,288,879	1,966,215
Operating expenses	101,738,154	88,199,718	92,515,355	12,730,536

Loss from operations	(82,313,417)	(69,332,735)	(71,637,911)	(9,857,704)

Other income (expenses)
Subsidy income	11,993	325,425	131,428	18,085
Interest income	5,367,979	13,603,487	22,897,763	3,150,837
Interest expense	(1,522,526)	(2,514,850)	(1,070,449)	(147,299)
Income from investment in unconsolidated entity	15,411	—	—	—
Gain (loss) in fair value changes of warrants liability	174,485,575	6,116,000	(933,995)	(128,522)
Foreign exchange transaction gain (loss)	(118,456)	241,652	(881,695)	(121,325)
Impairment loss on goodwill and intangible assets	(2,266,893)	(9,980,002)	—	—
Other income	15,855	82,970	59,049	8,126
Other income, net	175,988,938	7,874,682	20,202,101	2,779,902
Income (loss) before income tax	93,675,521	(61,458,053)	(51,435,810)	(7,077,802)
Income tax expenses (benefit)	(613,874)	18,339	30	4
Net income (loss)	94,289,395	(61,476,392)	(51,435,840)	(7,077,806)

Less: Net loss attributable to non-controlling interests	(1,297,400)	(2,309,091)	(1,564,581)	(215,294)
Net income (loss) attributable to Recon Technology, Ltd	¥95,586,795	¥(59,167,301)	¥(49,871,259)	$(6,862,512)

Comprehensive income (loss)
Net income (loss)	94,289,395	(61,476,392)	(51,435,840)	(7,077,806)
Foreign currency translation adjustment	9,332,625	23,819,712	2,009,476	276,513
Comprehensive income (loss)	103,622,020	(37,656,680)	(49,426,364)	(6,801,293)
Less: Comprehensive loss attributable to non- controlling interests	(1,297,400)	(2,309,091)	(1,564,581)	(215,294)
Comprehensive income (loss) attributable to Recon Technology, Ltd	¥104,919,420	¥(35,347,589)	¥(47,861,783)	$(6,585,999)

Earnings (loss) per share - basic and diluted*	¥55.52	¥(27.43)	¥(9.88)	$(1.36)

Weighted - average shares -basic and diluted*	1,721,529	2,157,158	5,048,952	5,048,952

*	Retrospectively restated for the 1-for-18 reverse stock split on May 1, 2024.

RECON TECHNOLOGY, LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2022	2023	2024	2024
	RMB	RMB	RMB	US Dollars

Cash flows from operating activities:
Net income (loss)	¥94,289,395	¥(61,476,392)	¥(51,435,840)	$(7,077,806)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	3,339,868	3,683,586	2,844,025	391,351
Loss (gain) from disposal of property and equipment	48,628	(12,782)	35,325	4,861
(Gain) loss in fair value changes of warrants liability	(174,485,575)	(6,116,000)	933,995	128,522
Amortization of offering cost of warrants	—	1,483,306	—	—
Allowance for (net recovery of) credit losses	(658,823)	(9,038,985)	4,086,505	562,322
Allowance for slow moving inventories	266,285	484,644	886,991	122,054
Impairment loss of property and equipment and other long-lived assets	—	1,009,124	—	—
Impairment loss on goodwill and intangible assets	2,266,893	9,980,002	—	—
Amortization of right of use assets	3,138,518	3,252,066	1,636,215	225,151
Restricted shares issued for management and employees	39,263,485	26,191,707	22,427,682	3,086,152
Restricted shares issued for services	8,935,919	5,805,840	1,070,143	147,257
Income from investment in unconsolidated entity	(15,411)	—	—	—
Deferred tax benefit	(624,087)	—	—	—
Accrued interest income from loans to third parties	(270,563)	(7,997,961)	(6,998,866)	(963,076)
Accrued interest income from short-term investment	—	(2,901,955)	(885,394)	(121,834)
Changes in operating assets and liabilities:
Notes receivable	(4,522,674)	7,085,917	2,400,570	330,329
Accounts receivable	3,811,866	(495,784)	(12,151,359)	(1,672,083)
Inventories	(689,291)	(2,373,013)	5,590,058	769,218
Other receivables	285,786	(1,307,694)	31,908	4,391
Other receivables-related parties	—	(64,122)	(275,976)	(37,976)
Purchase advances	865,430	(2,575,198)	(2,422,123)	(333,295)
Contract costs	15,422,513	(14,236,539)	(4,400,442)	(605,521)
Prepaid expense	(274,215)	70,164	(51,467)	(7,082)
Prepaid expense - related parties	158,000	275,000	—	—
Operating lease liabilities	(1,594,702)	(3,061,303)	(2,907,014)	(400,018)
Accounts payable	(5,523,938)	(1,710,898)	(604,203)	(83,141)
Other payables	(6,329,042)	2,270,104	(3,020,216)	(415,597)
Other payables-related parties	969,468	352,260	(293,326)	(40,363)
Contract liabilities	(5,578,999)	641,087	(927,884)	(127,681)
Accrued payroll and employees’ welfare	296,065	131,971	854,644	117,603
Taxes payable	961,964	(1,036,483)	(171,884)	(23,652)
Net cash used in operating activities	(26,247,237)	(51,688,331)	(43,747,933)	(6,019,914)

Cash flows from investing activities:
Purchases of property and equipment	(692,206)	(940,673)	(282,184)	(38,830)
Proceeds from disposal of property and equipment	—	31,950	20,000	2,752
Purchase of land use right	—	—	(15,000,251)	(2,064,103)
Repayments of loans to third parties	171,435,032	40,113,311	117,522,129	16,171,583
Payments made for loans to third parties	(171,071,510)	(103,146,761)	(196,437,504)	(27,030,700)
Payments and prepayments for construction in progress	—	—	(219,132)	(30,154)
Payments for short-term investments	—	(290,051,964)	(203,481,600)	(28,000,000)
Redemption of short-term investments	—	108,769,464	300,863,518	41,400,198
Net cash (used in) provided by investing activities	(328,684)	(245,224,673)	2,984,976	410,746

Cash flows from financing activities:
Proceeds from short-term bank loans	10,000,000	13,491,481	11,581,000	1,593,599
Repayments of short-term bank loans	(15,000,000)	(11,040,000)	(11,632,755)	(1,600,720)
Repayments of short-term borrowings	(530,000)	—	—	—
Proceeds from short-term borrowings-related parties	11,100,000	15,013,115	10,000,000	1,376,046
Repayments of short-term borrowings-related parties	(14,770,000)	(9,000,000)	(10,018,222)	(1,378,553)
Repayments of long-term borrowings-related party	(892,701)	(1,499,667)	—	—
Proceeds from warrants issued with common stock	—	17,493,069	—	—
Proceeds from sale of ordinary shares, net of issuance costs	—	28,174,993	77,711,533	10,693,463
Proceeds from sale of prefunded warrants, net of issuance costs	93,321	3,750,282	—	—
Redemption of warrants	—	—	(32,617,499)	(4,488,317)
Net cash (used in) provided by financing activities	(9,999,380)	56,383,273	45,024,057	6,195,518

Effect of exchange rate fluctuation on cash and restricted cash	10,275,148	27,688,659	1,722,165	236,978

Net increase (decrease) in cash and restricted cash	(26,300,153)	(212,841,072)	5,983,265	823,328
Cash and restricted cash at beginning of year	343,998,570	317,698,417	104,857,345	14,428,851
Cash and restricted cash at end of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,252,179

Supplemental cash flow information
Cash paid during the year for interest	¥1,427,174	¥1,200,699	¥659,472	$90,945
Cash paid during the year for taxes	¥10,214	¥18,339	¥2,137,166	$294,729
Reconciliation of cash and restricted cash, beginning of year
Cash	¥343,998,570	¥316,974,857	¥104,125,800	$14,328,187
Restricted cash	—	723,560	731,545	100,664
Cash and restricted cash, beginning of year	¥343,998,570	¥317,698,417	¥104,857,345	$14,428,851

Reconciliation of cash and restricted cash, end of year
Cash	¥316,974,857	¥104,125,800	¥109,991,674	$15,135,362
Restricted cash	723,560	731,545	848,936	116,817
Cash and restricted cash, end of year	¥317,698,417	¥104,857,345	¥110,840,610	$15,252,179

Non-cash investing and financing activities
Cancellation of shares issued to Starry Lab	¥(27,675,450)	¥—	¥—	$—
Right-of-use assets obtained in exchange for operating lease obligations	¥937,672	¥75,182	¥8,303,099	$1,145,050
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	¥—	¥62,357	¥61,301	$8,454
Inventories transferred to and used as fixed assets	¥—	¥(65,456)	¥—	$—
Receivable for disposal of property and equipment	¥3,000	¥—	¥—	$—
Other payable due to non-controlling interest converted into capital contribution	¥1,130,000	¥—	¥	$